Exhibit 99.1

Bona Film Group Announces CEO Share Purchase Plan

Purchased ADSs to be Gifted by CEO to High-performing Bona Employees and Creative Talents

Beijing, China, June 9, 2011 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), the largest privately-owned film distributor in China, today announced Mr. Dong Yu, Bona’s founder, chairman and chief executive officer, intends to use his personal funds to purchase up to $2 million worth of the Company’s American depositary shares (“ADSs”) in open market transactions during the three month period commencing from the date of this announcement, pursuant to a Rule 10b5-1 plan and subject to the restrictions of and consistent with the Company’s securities trading policy. Mr. Yu intends to gift the purchased ADSs to high-performing Bona employees and other creative talents. The share purchase plan has been approved by the Company’s board of directors.

“The purchase of Bona’s ADSs with my personal funds reflects the confidence I have in the long-term growth prospects of the Company,” said Mr. Yu. “In addition, I want the interests of our most valuable employees to remain aligned with those of the company, as they have been one of the main drivers of our success. The personal share gifting plan will be designed to encourage our key personnel as well as the creative talents we work with, which will ultimately benefit both Bona and our shareholders.”

Bona is in the process of setting up a Rule 10b5-1 plan. The share purchases will be made subject to restrictions on price, volume, timing, applicable legal requirements, and other factors and in a manner consistent with Bona’s securities trading policy and applicable securities laws.

Mr. Yu’s share gifting plan is intended to retain and reward the Company’s management and other key staff members, as well as to attract new industry talent. Awards will be granted under the plan based on periodic evaluations of participants’ performance and the achievement of certain targets.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is the largest privately-owned film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Europe, Greater China, Korea, Southeast Asia and the United States, invests and produces movies in a variety of genres, owns and operates six movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

For investor and media inquiries please contact:

In China:

Ms. Wang Lei

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com